EXHIBIT 99.4

NewLead Holdings Ltd.

Completes Financial Restructuring

and

Launches Commodity Unit

$578.3 Million Reduction of Indebtedness

PIRAEUS, GREECE, December 3, 2012 – NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”) today announced that the Company has signed definitive agreements completing its financial restructuring. Closing of transaction is subject to certain conditions and is expected to occur within December 2012.

Michael Zolotas, President and Chief Executive Officer of NewLead, stated, “Almost two years ago, we perceived the market would be deteriorating for the foreseeable future, so we made the difficult decision to approach our commercial partners and commence a voluntary restructuring of our business and balance sheet. With the expert advice of Moelis & Company, S. Goldman Advisors LLC, and Fried, Frank, Harris, Shriver & Jacobson LLP, we have emerged from this process as a vital and competitive organization. I am deeply grateful to the people of NewLead for their hard work and loyalty during this challenging period."

Michael Zolotas continued, “With the restructuring effectively complete, we will seek to grow the Company by exploring existing and new business segments. With our newly stable balance sheet and business, we believe that we will be able to profitably expand our business within a short period of time.”

Post Restructuring Debt and Shares Outstanding

NewLead reduced the amount of debt in its balance sheet by approximately $578.3 million to around $108.0 million. Of this amount, $50 million will be represented by a 4.5% convertible note due in 2022. At the option of the Company, annual interest payments and principal repayment upon the maturity of the note may be satisfied by issuing additional shares of common stock.

As of November 30, 2012, NewLead had 309,510,713 shares of common stock outstanding. Upon closing of the final phase of the restructuring, expected during December of 2012, NewLead expects to have a total of 442,880,573 shares of common stock outstanding.

NewLead’s initial fleet will consist of four vessels under control. Management will now focus on leveraging longstanding shipping relationships to build their fleet in the tanker and dry bulk sector.

Commodity Unit

NewLead has also launched its commodity unit, which seeks to take advantage of the attractive transportation market for international commodities and the attractive commodity prices for the underlying commodities. Management believes that this segment will allow them to take advantage of emerging dynamics in the maritime industry.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping company that manages product tankers and dry bulk vessels. NewLead currently controls four vessels, two tankers and two dry bulk vessels. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com